UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 6, 2008
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation
17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑ Form 20-F                    ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Financial Statements and Exhibits
Signatures
EX-99.1: PRESS RELEASE

Other Events
     Attached as Exhibit 99.1 is a copy of a press release issued by Oceanaut, Inc. (the “Company”), dated October 6, 2008, announcing that the funds generated from the initial public offering of its securities and the concurrent private placement have been, and will continue to be, held, until the consummation of a business combination or its liquidation, in a segregated trust account at the London branch of Citi Private Bank, with Continental Stock Transfer & Trust Company as trustee, and that such funds are currently being invested in short term treasury bills.

Financial Statements and Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release issued on October 6, 2008

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.

Date: October 6, 2008	By:	/s/ Gabriel Panayotides

Gabriel Panayotides, President and
Chief Executive Officer